Filed Pursuant to Rule 433
Registration Statement Nos. 333-137120, 333-137120-01, 333-137120-02, 333-137120-03,
333-137120-04, 333-137120-05, 333-137120-06, 333-137120-07 and 333-137120-08

FPL GROUP CAPITAL INC

Pricing Term Sheet

March 2, 2009

Issuer:  FPL Group Capital Inc

Underwriting Agreement dated March 2, 2009

Representatives:

   Joint Book-Running Managers:

Barclays Capital Inc.

BNP Paribas Securities Corp.

Credit Suisse Securities (USA) LLC

Scotia Capital (USA) Inc.

   Co-Managers:

Comerica Securities, Inc.

Daiwa Securities America Inc.

KeyBanc Capital Markets Inc.

UniCredit Capital Markets, Inc.

U.S. Bancorp Investments, Inc.

Designation:	6.00% Debentures, Series due March 1, 2019
Legal Format:	SEC Registered
Principal Amount:	$500,000,000
Date of Maturity:	March 1, 2019
Interest Payment Dates:	Each March 1 and September 1, beginning September 1, 2009
Coupon Rate:	6.00%
Price to Public:	99.957% of the principal amount thereof
Treasury Benchmark:	2.75% due February 15, 2019
Benchmark Treasury Yield:	2.906%
Spread to Benchmark
Treasury Yield:	310 basis points

Reoffer Yield:	6.006%
Trade Date:	March 2, 2009
Settlement Date:	March 9, 2009
Make-Whole Call:	At any time at 100% of the principal amount plus accrued and unpaid interest plus Make-Whole Premium at discount rate equal to Treasury Yield plus 50 basis points
CUSIP / ISIN Number:	302570 BD7 / US302570BD79

Expected Credit Ratings:*
Moody’s Investors Service, Inc.	“A2” (stable)
Standard & Poor’s Ratings Services	“A-” (stable)
Fitch Ratings	“A” (stable)

*    A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-227-2275 (ext. 2663); BNP Paribas Securities Corp. toll-free at 1-800-854-5674; Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037; or Scotia Capital (USA) Inc. toll-free at 1-800-372-3930.